Enbridge Inc.

200, 425 — 1st Street S.W.

Calgary, Alberta,
Canada T2P 3L8

November 20, 2017

Via EDGAR

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, NE.,

Washington, D.C. 20549.

Attention: Lisa Krestynick

Re:	Enbridge Inc. – Registration Statement on Form F-3, filed November 13, 2017 (File No. 333-221507)

Ladies and Gentlemen:

Enbridge Inc. (the “Registrant”) respectfully requests that the effective date of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 3:00 p.m. on November 22, 2017 or as soon as practicable thereafter.

In accordance with the requirements of Rule 461 under the Securities Act of 1933 (the “Act”), the Registrant hereby confirms that it is aware of its obligations under the Act.

Because the Registration Statement is filed as a shelf registration statement under Rule 415 under the Act, there are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been submitted herewith.

Very truly yours,

ENBRIDGE INC.

By	/s/ Wanda Opheim
Wanda Opheim
Senior Vice President, Treasury